EMAIL: SFeldman@olshanlaw.com

DIRECT DIAL: 212.451.2234

June 9, 2021

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Abby Adams, Esq.,

Division of Corporation Finance,

Office of Life Sciences

Re:	Alzamend Neuro, Inc. Registration Statement on Form S-1 (No. 333-255955) Registration Statement on Form 8-A (No. 001- )

Ladies and Gentlemen:

On behalf of Alzamend Neuro, Inc. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statements to 5:00 p.m., Eastern time, on Thursday, June 10, 2021, or as soon as possible thereafter.

Please advise the undersigned of the effectiveness of the Registration Statements.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Mr. Stephan Jackman Henry C.W. Nisser, Esq.

ALZAMEND NEURO, INC.
3802 Spectrum Boulevard, Suite 112C
Tampa, Florida 33612

June 9, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Abby Adams, Esq.,

Division of Corporation Finance,

Office of Life Sciences

Re:	Alzamend Neuro, Inc. Registration Statement on Form S-1 (No. 333-255955) Registration Statement on Form 8-A (No. 001- )

Ladies and Gentlemen:

Alzamend Neuro, Inc. hereby requests that the effectiveness of the above-referenced Registration Statements be accelerated so that they will become effective at 5:00 p.m., Eastern time, on Thursday, June 10, 2021, or as soon as possible thereafter.

Very truly yours,

ALZAMEND NEURO, INC.

By:	/s/ Stephen Jackman
Stephen Jackman
Chief Executive Officer